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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                               SCHEDULE 13E-4/A
                               (AMENDMENT NO. 1)

                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                            DUKE ENERGY CORPORATION
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

                               ----------------

  PREFERRED STOCK ($100 PAR VALUE)
             4.50% SERIES C                             264399791
             7.85% SERIES S                             264399759
             7.00% SERIES W                             264399668
             6.75% SERIES X                             264399650
             7.04% SERIES Y                             264399643
  PREFERRED STOCK A ($25 PAR VALUE)
         6.375% 1993 SERIES                             264399635
 (TITLE OF EACH CLASS OF SECURITIES)         (CUSIP NUMBER OF EACH CLASS OF
                                                       SECURITIES)

                               ----------------

                              RICHARD J. OSBORNE
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            422 SOUTH CHURCH STREET
                        CHARLOTTE, NORTH CAROLINA 28202
                                (704) 382-5159
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               DECEMBER 18, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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
         TRANSACTION VALUATION*   AMOUNT OF FILING FEE*
-------------------------------------------------------
              $179,459,750               $35,892

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* In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction value by one-fiftieth of one percent. The transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase 50 percent of all outstanding shares of each class of securities listed above pursuant to the Offer described in the Supplement to Offer to Purchase filed as an Exhibit hereto. Payment of the filing fee due in connection with this Issuer Tender Offer Statement has been offset by amounts previously paid by Duke Energy Corporation as discussed below. Accordingly, no fee is payable at this time.

  [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,075            Filing Party: Duke Energy Corporation

Form or Registration No.: Schedule 13E-4   Date Filed: December 18, 1997


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                                 INTRODUCTION

  This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed on December 18, 1997 relating to the offers by Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), to purchase for cash any and all outstanding shares of the following series of its Preferred Stock and Preferred Stock A:

                                                             CUSIP   OUTSTANDING
   TITLE OF SERIES                                          NUMBER     SHARES
   ---------------                                         --------- -----------
   Preferred Stock ($100 par value)
     4.50% Series C....................................... 264399791    350,000
     7.85% Series S....................................... 264399759    600,000
     7.00% Series W....................................... 264399668    500,000
     6.75% Series X....................................... 264399650    500,000
     7.04% Series Y....................................... 264399643    600,000
   Preferred Stock A ($25 par value)
     6.375% 1993 Series................................... 264399635  2,400,000

upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 1997 (the "Offer to Purchase") and in the related Letters of Transmittal (which together constituted the "Offer"). The Offer to Purchase is amended and supplemented by a Supplement thereto dated January 21, 1998 (the "Supplement").

ITEM 1. SECURITY AND ISSUER.

  Item 1 is hereby amended and supplemented by the following:

    (b)-(c) The information contained in "INTRODUCTION" of the Supplement is incorporated herein by reference.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Item 2 is hereby amended and supplemented by the following:

    (a) The information set forth in "Source and Amount of Funds" of the Supplement is incorporated herein by reference.


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ITEM 8. ADDITIONAL INFORMATION.

  (e) See Exhibits 9(a)(1), 9(a)(2) and 9(a)(11).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
    9(a)(1)*   Offer to Purchase dated December 18, 1997.
    9(a)(2)*   Form of Letter of Transmittal.
    9(a)(3)*   Form of Notice of Guaranteed Delivery.
    9(a)(4)*   Form of Letter to Brokers, Dealers, Banks, Trust Companies and
               Other Nominees, dated December 18, 1997.
    9(a)(5)*   Form of Letter to Clients of Brokers, Dealers, Banks, Trust
               Companies and Other Nominees.
    9(a)(6)*   Guidelines of the Internal Revenue Service for Certification of
               Taxpayer Identification Number on Substitute Form W-9.
    9(a)(7)*   Form of summary advertisement of Duke Energy, dated December 19,
               1997.
    9(a)(8)*   Form of letter to Shareholders, dated December 18, 1997.
    9(a)(9)*   Press release, dated December 18, 1997.
    9(a)(10)   Press release, dated January 21, 1998.
    9(a)(11)   Form of Supplement, dated January 21, 1998, to Offer to Purchase dated December 18, 1997.
    9(b)       Not applicable.
    9(c)       Not applicable.
    9(d)       Not applicable.
    9(e)       Not applicable.
    9(f)       Not applicable.
    9(g)(1)    Annual Report on Form 10-K for the year ended December 31, 1996, filed by Duke Power Company, incorporated by reference to SEC
               File No. 1-4928.
    9(g)(2)    Annual Report on Form 10-K for the year ended December 31, 1996, filed by PanEnergy Corp, incorporated by reference to SEC File
               No. 1-8157.
    9(g)(3)    Current Report on Form 8-K filed by Duke Energy Corporation on
               December 4, 1997, incorporated by reference to SEC File No. 1-
               4928.
    9(g)(4)    Quarterly Report on Form 10-Q filed by Duke Energy Corporation on November 14, 1997, incorporated by reference to SEC File No.
               1-4928.

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* Previously filed.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1998

                                          DUKE ENERGY CORPORATION

                                                 /s/ Richard J. Osborne
                                          By: _________________________________
                                                    Richard J. Osborne
                                               Executive Vice President and
                                                  Chief Financial Officer

                                       4
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  Facsimile copies of the applicable Letter of Transmittal for the Series of
Preferred or Series of Preferred A to be tendered will be accepted. The Letter of Transmittal and certificates for Shares should be sent or delivered by each tendering shareholder of Duke Energy or such shareholder's broker, dealer, bank or trust company to the Depositary at one of its addresses set forth below.

                       The Depositary for the Offer is:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

         By Mail:           By Overnight Delivery:           By Hand:



   Post Office Box 3301       85 Challenger Road     120 Broadway, 13th Floor
South Hackensack, NJ 07606     Mail Drop--Reorg         New York, NY 10271
   Attn: Reorganization    Ridgefield Park, NJ 07660   Attn: Reorganization
        Department      Attn: Reorganization Department     Department

                          By Facsimile Transmission:
                                (201) 329-8936

                             Confirm by Telephone:
                                (201) 296-4860

  Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at the respective telephone numbers and addresses listed below. Requests for additional copies of this Supplement to Offer to Purchase, the Offer to Purchase, the applicable Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Managers, and such copies will be furnished promptly at Duke Energy's expense. Shareholders may also contact their local broker, dealer, bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           GEORGESON & COMPANY INC.

                               Wall Street Plaza
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064

                    The Dealer Managers for the Offer are:

        GOLDMAN, SACHS & CO.                       MERRILL LYNCH & CO.


           85 Broad Street                       World Financial Center
      New York, New York 10004                         North Tower
           (800) 828-3182                       New York, New York 10281
                                               (888) ML4-TNDR (toll-free)
                                                     (888) 654-8637